SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

January 24, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

NEWS RELEASE

Date:	January 24, 2007

Contact for Investors:	Jorge F. Scarinci,
Finance and IR Officer
Phone: (5411) 5222 6730
Fax: (5411) 5222 8202
investorelations@macrobansud.com.ar
www.macro.com.ar

Banco Macro Announces Notes Offering Under Medium-term Note Program

City of Buenos Aires, Argentina, January 24, 2007 – Banco Macro S.A. (NYSE:  BMA; Buenos Aires Stock Exchange:  BMA) (“Banco Macro”) announced today that it has priced an offering pursuant to Rule 144A and Regulation S of the U.S. Securities Act of 1933 of US$ 150 million of its notes due 2017, which are referred to as the “Notes.”  The Notes will accrue interest at a fixed annual rate equal to 8.50% until February 1, 2017.  This offering is part of a new financing program for the issuance by Banco Macro from time to time of up to US$ 400 million aggregate principal amount of debt securities outstanding at any time.  The Notes were offered at a price of 100% of the principal amount.  Banco Macro intends to use the net proceeds from the sale to make loans in accordance with Law No. 23,576, as amended, and Argentine Central Bank guidelines.

The Notes have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.  This announcement is not an offer to sell or a solicitation of an offer to buy such Notes and is issued pursuant to Rule 135c of the U.S. Securities Act.

This press release is available under “Información Financiera”, of Banco Macro’s web site, www.macro.com.ar.

This press release includes statements concerning potential future events involving Banco Macro that could differ materially from the events that actually occur.  The differences could be caused by a number of risks, uncertainties and factors relating to Banco Marco’s business.  Banco Macro will not update any forward-looking statements made in this press release to reflect future events or developments.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  January 24, 2007

MACRO BANK INC.

By:	/s/ Luis Cerolini

Name:	Luis Cerolini
Title:	Attorney-in-fact